Culmination Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PP)
ASSETS		
Current Assets		
Bank Accounts		
10000 Columbia Checking 4033/1553	25,905.69	19,418.73
10010 Col. Bank Savings 903347	0.00	0.00
10011 Consolidated Bank(Culmination Till)	495.00	495.00
10012 Primary Share- Consolidated Community CU	5.00	5.00
10013 Event Till	0.00	0.00
10092 Cash Drawer	330.00	330.00
10094 Petty Cash	584.37	584.37
Total Bank Accounts	**$27,320.06**	**$20,833.10**
Accounts Receivable		
11000 Accounts Receivable	56,825.26	32,715.80
Total Accounts Receivable	**$56,825.26**	**$32,715.80**
Other Current Assets		
12000 Undeposited Funds	0.00	0.00
12005 Employee Advance	0.00	0.00
12010 BCG purchases by Culmination	0.00	0.00
12020 Uncategorized Asset	0.03	
13000 Inventory Asset		
12100 Taproom Inventory	763.81	763.81
12200 Brewery Finished Goods Inventory	16,761.66	20,525.52
12250 Brewery Inprocess Inventory	16,225.70	18,150.00
13001 Brewery Raw Ingredient Inventory	38,605.03	37,087.93
Total 13000 Inventory Asset	**72,356.20**	**76,527.26**
Total Other Current Assets	**$72,356.23**	**$76,527.26**
Total Current Assets	**$156,501.55**	**$130,076.16**

Culmination Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PP)
Fixed Assets		
Fixed Assets		
15010 BREW EQUIPMENT	0.00	0.00
15014 Centrimax Separator	0.00	0.00
Total 15010 BREW EQUIPMENT	**0.00**	**0.00**
16010 Rest Equipment	12,652.96	12,652.96
16020 Equipment	546,008.74	546,008.74
16021 Leased Kegs	7,591.18	7,591.18
16022 Vehicles	30,747.80	
16030 Computer	5,945.00	5,945.00
16040 Leasehold Improvements	177,508.13	177,508.13
17000 Accumulated Depreciation	-462,052.00	-362,858.00
Total Fixed Assets	**318,401.81**	**386,848.01**
Total Fixed Assets	**$318,401.81**	**$386,848.01**
Other Assets		
12030 Pre Paid Hops	9,755.58	-4,541.56
18000 Security Deposit	12,648.00	11,648.00
18010 Multnomah County	0.00	0.00
18011 Shareholder Loan Sluiter	87,605.42	87,605.42
19000 Start-Up Costs	98,029.00	98,029.00
19010 Org Costs	0.00	0.00
19020 Columbia/SBA Loan Fees	15,661.50	15,661.50
19050 Accumulated Amortization of Other Assets	-40,509.00	-32,408.00
Total Other Assets	**$183,190.50**	**$175,994.36**
TOTAL ASSETS	**$658,093.86**	**$692,918.53**

Culmination Brewing Company

BALANCE SHEET
As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable	40,263.34	46,756.02
Total Accounts Payable	**$40,263.34**	**$46,756.02**
Credit Cards		
22000 AMEX 92001/93009/95004	59,722.68	27,687.18
22010 Columbia VISA-Tomas/4755	0.00	0.00
22015 Capital One XXX2367	0.00	0.00
22020 xPRODUCTION Amex	9,191.24	23,357.04
Total Credit Cards	**$68,913.92**	**$51,044.22**
Other Current Liabilities		
21000 Accrued Interest	553.00	553.00
24005 Tips	0.00	0.00
25000 Columbia Bank Loan 7325	325,868.04	382,619.09
25010 BCG Contributions to CBC	0.00	0.00
26009 Loan Payable Ruse	0.00	0.00
27000 Keg Deposits	22,335.00	20,795.00
30015 Owner Contribution to CBC	0.00	0.00
Shareholder Loan	0.00	0.00
SK-Gift Card Liability	0.00	0.00
Total Other Current Liabilities	**$348,756.04**	**$403,967.09**
Total Current Liabilities	**$457,933.30**	**$501,767.33**
Long-Term Liabilities		
25020 Notes Payable Key Bank Equipment	51,213.19	73,582.75
26006 Notes Payable Lenoci	0.00	0.00
26007 Notes Payable - Ray Hush	0.00	0.00
26008 Notes Payable George Spady	0.00	0.00
29001 Notes Payable Ray Hush	0.00	0.00
Notes Payable Ford	29,938.80	
Notes Payable Tomas Sluiter	0.00	0.00
Total Long-Term Liabilities	**$81,151.99**	**$73,582.75**
Total Liabilities	**$539,085.29**	**$575,350.08**
Equity		
30000 Opening Balance Equity	0.00	0.00
30020 Owner Capital Contribution	647,971.00	647,971.00
30051 Acc Dep Investor Capital Tomas Sluiter	0.00	0.00
30210 Owner Distributions	0.00	0.00
32000 Retained Earnings	-403,235.23	-378,081.51

Culmination Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PP)
Treasury Stock	-127,167.32	-127,167.32
Net Income	1,440.12	-25,153.72
Total Equity	**$119,008.57**	**$117,568.45**
TOTAL LIABILITIES AND EQUITY	**$658,093.86**	**$692,918.53**